SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of August, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-                              )

Copa Airlines Announces New Service to Port-of-Spain, Trinidad and Tobago

Airline will offer the best connections between the Caribbean nation and Latin America

PANAMA CITY, Aug. 1 /PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings, S.A. (NYSE: CPA), announced today that it will offer new service from Panama and connecting cities in Latin America to Port-of-Spain, Trinidad and Tobago, beginning December 15, 2007.

"This new flight makes Copa Airlines the best connection for travel between Port-of-Spain and our region. Our passengers will be able to connect with flights at our Hub of the Americas in Panama to numerous destinations in Latin America," said Pedro Heilbron, CEO of Copa Airlines.

Flight schedules for the new route are:

Destination	Weekly Frequencies	Departure	Arrival	Type of Aircraft
Panama - Port-of-Spain	4	12:10 PM	4:02 PM	EMBRAER-190
Port-of-Spain - Panama	4	5:15 PM	7:10 PM	EMBRAER-190

Trinidad and Tobago is one of the wealthiest nations in the Caribbean, with an economy based on the oil and natural gas sectors. Port-of-Spain, the capital and chief port of Trinidad and Tobago, is known as the "industrial hub" of the Caribbean, and serves as a shopping and business centre for much of the country. Trinidad and Tobago also is a Caribbean tourist destination, with beautiful scenery, a crystal-clear, sky-blue sea and white sand beaches.

About Copa Holdings

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 39 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through daily flights from Bogota, Cali, Cartagena and Medellin.
CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 8/01/2007	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO